# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hennessy Capital Investment Corp. VII, CIK 0001846416
CUSIP: G4405D107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 195 US Hwy 50, Suite 207, Zephyr Cove, Nevada (NV), 89448
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002082932

## Reporting persons
- Verbena Value LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,222,740; shared voting power 0; sole dispositive power 1,222,740; shared dispositive power 0; aggregate amount beneficially owned 1,222,740 (6.21% of the class)
- Aaron Diamond: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,222,740; shared voting power 0; sole dispositive power 1,222,740; shared dispositive power 0; aggregate amount beneficially owned 1,222,740 (6.21% of the class)

## Item 1. Issuer
Name of issuer: Hennessy Capital Investment Corp. VII
Address of issuer's principal executive offices: 195 US Hwy 50, Suite 207, Zephyr Cove, Nevada, 89448

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of each of Verbena Value LP, a Delaware limited partnership ("Verbena") and Aaron Diamond, a citizen of the United States ("Mr. Diamond" and, together with Verbena, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 55 Post Rd W, 2nd Flr, Westport, CT 06880.
Citizenship: Verbena is a Delaware limited partnership and Mr. Diamond is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,222,740
Percent of class: 6.21
Sole power to vote or to direct the vote: 1,222,740
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,222,740
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Verbena is the investment adviser to a separately managed account on behalf of North Rock Capital Management, LLC (the "Managed Account"). Mr. Diamond is the Chief Investment Officer and general partner of Verbena. In such capacities, the Reporting Persons may each be deemed to beneficially own the securities covered in this statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Verbena Value LP: /s/ Daniel Khasin, Chief Compliance Officer (06/05/2026)
- Aaron Diamond: /s/ Aaron Diamond, Aaron Diamond (06/05/2026)